UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- **67969**

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2017** (MM/DD/YY) AND ENDING **12/31/2017** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Marwood Group Research, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

733 Third Avenue, 11th Floor
(No. and Street)

New York	**NY**	**10017**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Moore Jr. **212-532-3651**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KGS LLP
(Name – *if individual, state last, first, middle name*)

125 Jericho Turnpike, Suite 300	**Jericho**	**NY**	**11753-1024**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, **John Moore Jr.**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Marwood Group Research, LLC**, as of **December 31**, 20 **17**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MICHAEL E. WEISS
NOTARY PUBLIC-STATE OF NEW YORK
No. 02WE6357269
Qualified In New York County
My Commission Expires 04-17-2021

Michael E. Weiss
Notary Public

Signature

CEO
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MARWOOD GROUP RESEARCH LLC
(A Wholly-Owned Subsidiary of Marwood Group & Co. USA LLC)

CONTENTS

Report of Independent Registered Public Accounting Firm…………………….……   1

Financial Statements

Statement of Financial Condition………..…………….........……..…………………………   2

Notes to Financial Statements………………………………………………………… 3-8



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Marwood Group Research LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Marwood Group Research LLC (a wholly owned subsidiary of Marwood Group & Co. USA LLC) (a New York Limited Liability Company) as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Marwood Group Research LLC as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Marwood Group Research LLC's management. Our responsibility is to express an opinion on Marwood Group Research LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Marwood Group Research LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Marwood Group Research LLC's auditor since 2014.

KWM CPAs LLP

Jericho, NY
February 27, 2018

125 Jericho Turnpike, Suite 300, Jericho, N.Y. 11753 - 1027
Phone: (516) 333-6100 Fax: (516) 333-6846

MARWOOD GROUP RESEARCH LLC
(A Wholly-Owned Subsidiary of Marwood Group & Co. USA LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

Assets

Cash	$ 347,705	
Accounts receivable, net of allowance for doubtful accounts of $9,000	127,983	
Prepaid expenses	9,274	
Total Assets		$ 484,962

Liabilities and Member's Equity

Liabilities

Accrued expenses and other liabilities	$ 120,260	
Deferred revenue	$ 64,282	
Due to affiliates	$ 23,465	
Total Liabilities		$ 208,007
Member's Equity		276,955
Total Liabilities and Member's Equity		$ 484,962

The accompanying notes are an integral part of these financial statements.

Note 1 - Organization and Description of Business

Marwood Group Research LLC (the "Company"), a wholly-owned subsidiary of Marwood Group & Co. USA LLC (the "Parent"), was formed under the laws of the state of New York. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC"). The Company is also a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company's business consists of providing research services for the healthcare marketplace to hedge funds, mutual funds and corporations.

As provided for in the Company's operating agreement, the Company will continue indefinitely unless terminated sooner pursuant to certain events as defined in the operating agreement.

The Company does not carry security accounts for customers or perform custodial functions related to customer securities.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

The Company maintains cash with a major financial institution. At times, cash may be uninsured or in deposit accounts that exceed the Federal Deposit Insurance Corporation insurance limits.

Note 2 - Summary of Significant Accounting Policies (Continued)

Accounts Receivable

The Company generally does not require collateral or other security to support client receivables, although the Company does require retainers and up-front deposits in certain situations. Whie bad debt expense has hisorically been within management's expectations, the Company cannot guarantee that it will continue to experience the same credit loss rate that it has in the past. If the financial condition of the clients was to derteriorate, resulting in an impairment of their ability to make payments, an allowance may be required. At December 31, 2017, the Company determined that a reserve of $9,000 against accounts receivable was required.

At December 31, 2017, four clients accounted for $16,875, $16,668, $15,456 and $13,500 or approximately 12%, 12%, 11% and 10%, respectively, of total accounts receivable. The Company believes the number of clients that comprise the Company's client base in the various geographic regions in which the Company's clients operates limits concentrations of credit risk with respect to revenues and accounts receivable.

Revenue Recognition and Deferred Revenue

Consulting fees consist of subscription fees and retainer fees. These fees are determined in accordance with the terms of the related contracts and are recognized ratably over the contract period. Amounts received from clients in advance of when earned are recorded as deferred revenue and recognized ratably over the terms of the contract.

Success fees consist of fees earned by the Company for marketplace research and analysis of healthcare policy developments. The value of these services are determined by negotiation between the Company and the customer for annual or semi-annual periods based upon the perceived value by the customer for the services for the applicable time period. The success fees are recognized by the Company at the annual or semi-annual service periods.

For the period ended December 31, 2017, no single client accounted for more than 10% of the Company's revenues.

The Company is also committed to paying commissions to certain Company executives pursuant to the terms of their employment agreements. These commissions are based on a percentage of the consulting fees and success fees received by the Company.

Note 2 - Summary of Significant Accounting Policies (Continued)

Income Taxes

The Company is a single member limited liability company and, therefore, is considered a disregarded entity for income tax purposes. The members of limited liability companies are taxed on their proportionate share of the Company's federal and state taxable income. Accordingly, no liability for federal or state taxes has been included in these financial statements.

The amount recorded as the provision for income tax expense within these financial statements represents the Company's share of the Parent's New York City Unincorporated Business Tax ("NYCUBT") and District of Columbia Unincorporated Business Franchise Tax returns ("DCUBFT"). The NYCUBT and DCUBFT are calculated as if the company filed on a separate return basis, and is recorded as a capital contribution from the Parent.

The Company recognizes uncertain tax positions that it has taken or expects to take on a tax return. Management has concluded that the Company is a pass-through entity and there are no uncertain tax positions that would require recognition in the financial statements. If the Company was to incur an income tax liability from an uncertain tax position in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. As of December 31, 2017, no interest or penalties were required to be recorded. Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations, and interpretations thereof as well as other factors. Generally, federal, state and local authorities may examine the tax returns for three years from the date of filing and the current and prior three years remain subject to examination as of December 31, 2017.

The Company's Parent recognizes deferred tax assets and liabilities for the future tax consequences of events that have been recognized in its financial statements or income tax returns. The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. The Company's Parent prepares its tax returns on a cash basis. Accordingly, if applicable, the Company computes deferred tax assets or liabilities for the increase or decrease in future years' tax liabilities related to the temporary differences, which arise by utilizing these two accounting methods.

Note 2 - Summary of Significant Accounting Policies (Continued)

Fair Value of Financial Instruments

Certain financial instruments are carried at cost on the statement of financial condition, which approximates fair value due to their short-term, highly liquid nature. These financial instruments include cash, accounts receivable, accrued expenses and other liabilities and deferred revenue.

Note 3 - Related Party Transactions

The Company, its Parent, and another broker-dealer affiliate related to the Parent (the "Affiliate"), are party to an expense sharing agreement (the "Agreement"), which may be revised from time to time, but not less than annually. The Agreement states that certain shared expenses; rent, telephone and IT services, office supplies and compensation/benefit administrative services, are to be paid by the Company and the Affiliate based on a formula of prior year expenses and present usage. Additionally, certain direct expenses are to be paid by the Company and Affiliate including audit fees, regulatory fees, FinOp fees and compensation of employees.

Net expenses charged to the Company were $242,613 and expenses reimbursed to the Company were $213,333 for the year ended December 31, 2017. Due to affiliates of $23,465, as shown on the Statement of Financial Condition, represents unreimbursed expenses at December 31, 2017.

For the year ended December 31, 2017, expenses paid by the Parent and recorded as capital contributions to the Company totaled $12,952.

Note 4 - Income Taxes

No provision for income taxes was required for the year ended December 31, 2017.

Note 5 - Retirement Plan

Effective January 1, 2011, the Company established a 401(k) plan. Employees are fully vested on 401(k) salary deferrals. Substantially all employees are eligible to participate. The Company matches employee contributions at the rate of 50% of the first 6% that is contributed. Company contributions were approximately $14,702 for the year ended December 31, 2017.

Note 6 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, to not exceed 15 to 1. At December 31, 2017, the Company had net capital of $155,696 which was $141,829 in excess of its required net capital of $13,867. The Company's ratio of aggregate indebtedness to net capital was 1.34 to 1 at December 31, 2017.

Note 7 - Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contacts with Customers (Topic 606). The ASU amends the guidance for revenue recognition to replace numerous, industry specific requirements. In August 2015, ASU 2015-14 was issued which delayed the effective date of ASU 2014-09 to reporting periods beginning after December 15, 2018 for non-public companies. Early adoption is permitted for reporting periods beginning after December 15, 2017. Entities can transition to the standard either retrospectively or as a cumulative-effect adjustment as of the date of adoption. The Company is currently assessing a transition method and the impact the adoption of these ASUs will have on its financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.

Note 8 - Concentration of Credit Risk

The Company maintains its cash with TD Bank N.A. Deposits with TD Bank N.A. are insured under the Federal Deposit Insurance Corporation for up to $250,000. At times, during the year ended December 31, 2017, the Company maintained cash balances that exceeded the federally insured limits. At December 31, 2017 the balance in the bank exceeding the federally insured limit by $76,315. The Company has not incurred any losses related to this investment and believes the potential risk of loss to be minimal.

Note 9 - Subsequent Events

The Company has evaluated subsequent events through February 27, 2018, the date the financial statements were available to be issued, and has concluded that no such events or transactions took place that would require disclosure herein.